JONES & HALEY, P.C.

ATTORNEYS AT LAW

750 HAMMOND DRIVE, SUITE 100, BUILDING 12

ATLANTA, GEORGIA 30328

RICHARD W. JONES

www.corplaw.net

Telephone 770-804-0500

Email: jones@corplaw.net

Facsimile  770-804-0509

May 25, 2018

Russell Mancuso, Branch Chief

Office of Electronics and Machinery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn:  Tom Jones

Re:

BioForce Nanosciences Holdings, Inc.

Registration Statement on Form 10 filed December 19, 2017

[File No. 000-51074]

[J&H File No. 3882.00]

Dear Mr. Mancuso:

This firm represents BioForce Nanosciences Holdings, Inc. (“BioForce” or the “Company” or the “Registrant”), which filed its Registration Statement with the Commission on Form 10 on December 19, 2017.  Subsequently, on January 26, 2018, the Registrant filed Amendment No. 1 to the Registration Statement on Form 10, and on February 27, 2018 the Registrant filed Amendment No. 3 to the Registration Statement on Form 10, and then on April 25, 2018, the Registrant filed Amendment No. 2 to the Registration Statement on Form 10.  Your office recently provided comments to Amendment No. 3 by letter dated May 15, 2018 (“Comment Letter”).  At this time, we are submitting, on behalf of BioForce, this letter in response to your Comment Letter and we are providing responses keyed to the paragraphs in the Comment Letter.

Accordingly, our responses to your Comment Letter are as follows:

Business, page 3

1.

We do not know if it is true that the supplier to the Registrant directly sells products that compete with the Registrant’s product, but if that is true, it is likely that the formulations would be somewhat different.  In any event, we have made an appropriate addition to the Registration Statement on page 4 to reflect these facts.

Biography, page 17

2.

We have amended the biography section of the Registration Statement to reflect the size of the operations that the Registrant’s officers supervise for companies that do not file periodic reports with the Commission.

United States Securities and Exchange Commission

May 24, 2018

3.

We have amended a biography section of the Registration Statement on Form 10 to disclose additional information about Ms. Donohue’s roles with the entities described in her biography.  Ms. Donohue does not have a role in the entities listed in the biographies for the other officers.

Audit report, page 23

4.

The auditors have revised their report to include the title “Report of Independent Registrant Public Accounting Firm”.

In addition, in order to update our financial statements we are including our unaudited financial statements for the period ending March 31, 2018.

We trust the comments contained herein are responsive to the issues raised in the Comment Letter.  We are simultaneously filing a revised Form 10, and we are filing as correspondence a copy of this response to your Comment Letter, as well as a redline copy of the Form 10, which has been marked to show changes from the previous filing.

If you have any questions on these responses, or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.

For the Firm

By: /s/Richard W. Jones

       Richard W. Jones

RWJ:bas

cc:  Richard Kaiser